SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Renovacor, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

75989E106
(CUSIP Number)

Eleazer Klein, Esq. Adriana Schwartz, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2022
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75989E106	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON RTW Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 75989E106	SCHEDULE 13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Roderick Wong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 75989E106	SCHEDULE 13D/A	Page 4 of 5 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. This Amendment No. 1 is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Persons.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to add the following:

The Mergers closed on December 1, 2022. At the closing of the Mergers (the “Closing”), each of the Issuer’s Shares outstanding immediately prior to the effective time of the First Merger (the “First Effective Time”) was canceled and converted into the right to receive 0.1763 fully paid and non-assessable shares of Rocket common stock, $0.01 par value per share (“Rocket Shares”). At the First Effective Time, each public warrant to purchase Issuer Shares (“Renovacor Public Warrant”) outstanding and unexercised immediately prior to the First Effective Time was automatically converted into a number of warrants (the “Rocket Warrants”), rounded down to the nearest whole share, equal to the product of (A) the number of Issuer Shares subject to such Renovacor Public Warrant as of immediately prior to the First Effective Time, multiplied by (B) the Exchange Ratio (as defined in the Merger Agreement, after such conversion, a Rocket Warrant), at an exercise price per Rocket Share underlying such Exchanged Warrant equal to the quotient obtained by dividing (x) the per share exercise price applicable to such Renovacor Public Warrant immediately prior to the First Effective Time by (y) the Exchange Ratio, rounded up to the nearest whole cent. Each Rocket Warrant is exercisable for one-half of a Rocket Share, provided, however, each Rocket Warrant must be exercised in multiples of two. In connection with the Closing of the Mergers, 3,000,803 Shares held by the Reporting Persons were converted into 529,038 Rocket Shares, and warrants exercisable for 350,000 Shares held by the Reporting Persons were converted into 61,705 Rocket Warrants exercisable for 30,852 Rocket Shares. As a result, the Reporting Persons no longer beneficially owned any Shares or warrants of the Issuer.

The foregoing summary of the transactions that were consummated pursuant to the Merger Agreement does not purport to be complete and is qualified in its entirety by, the full text of the Current Report on Form 8-K filed by the Issuer with the SEC on December 1, 2022, and is incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5(a)-(c), (e) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by the Reporting Persons.

(b) See rows (7) through (10) of the cover page to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) None, other than as described in Item 4.

(e) December 1, 2022.

CUSIP No. 75989E106	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 5, 2023

RTW INVESTMENTS, LP

By:	/s/ Roderick Wong, M.D.
Name:	Roderick Wong, M.D.
Title:	Managing Partner

/s/ Roderick Wong, M.D.
RODERICK WONG, M.D.